GRIFFIN INSTITUTIONAL ACCESS REAL ESTATE FUND

Class A Shares (GIREX), Class C Shares (GCREX), Class I Shares (GRIFX),
Class L Shares (GLREX), and Class M Shares (GMREX) of Beneficial Interest

Supplement dated January 10, 2022 to the

Prospectuses and Statements of Additional Information dated February 1, 2021

This Supplement revises each applicable Prospectus (the “Prospectus”) and Statement of Additional Information (the “SAI”) for Class A, Class C, Class I, Class L, and Class M, each dated February 1, 2021, of the Griffin Institutional Access Real Estate Fund (the “Fund”). This Supplement updates certain information contained in each Prospectus and SAI. Please review this important information carefully.

On December 2, 2021, Griffin Capital, LLC (“Griffin Capital”), the indirect parent of Griffin Capital Advisor, LLC (the “Adviser”), and Apollo Global Management, Inc. (“AGMI”) announced that they agreed that AGMI will acquire the US wealth distribution and asset management businesses of Griffin Capital in an all-stock transaction. AGMI and Griffin Capital intend to close the acquisition of the asset management businesses of Griffin Capital (the “Transaction”) in the first half of 2022 (such closing time, the “Effective Date”). The Transaction will result in a change in control of the Adviser, which may be deemed an “assignment” under the Investment Company Act of 1940, as amended (the “1940 Act”), that results in an automatic termination of the Fund’s previous Management Agreement with the Adviser (the “Prior Management Agreement”) on the Effective Date. The prior investment sub-advisory agreement for the Fund between the Adviser and CenterSquare Investment Management LLC (“CenterSquare”) (the “Prior CenterSquare Agreement”) and the prior investment sub-advisory agreement for the Fund between the Adviser and Aon Investments USA Inc. (“Aon”) (the “Prior Aon Agreement” and, together with the Prior Management Agreement and the Prior CenterSquare Agreement, the “Prior Agreements”) will also terminate on the Effective Date as a result of the termination of the Prior Management Agreement.

Over the course of several meetings commencing on December 14, 2021, the Board of Trustees of the Fund (the “Board”) received and reviewed information from the Adviser, Griffin Capital, and AGMI regarding the Transaction. At a special meeting of the Board held on December 22, 2021, the Board reviewed and considered information provided by the Adviser, Griffin Capital, and AGMI that it had requested regarding the proposed new management agreement with the Adviser (the “New Management Agreement”) as the investment adviser to the Fund. Subsequently, at a special meeting of the Board held on December 28, 2021, which was called for the purpose of considering the New Management Agreement, the Board, after meeting in executive session with counsel and further discussion with representatives of the Adviser and Griffin Capital, approved the New Management Agreement, subject to shareholder approval, in order for the Adviser to continue to provide services to the Fund without disruption. Also on December 22, 2021 and December 28, 2021, respectively, the Board considered and approved both the new sub-advisory agreement with Aon and the new sub-advisory agreement with CenterSquare (each, together with the New Management Agreement, the “New Agreements”), subject to shareholder approval, in order for Aon and CenterSquare to continue to provide services to the Fund without disruption. Under the 1940 Act, a new advisory agreement or sub-advisory agreement generally requires approval by a majority of such investment company’s outstanding voting securities, as defined in the 1940 Act, before it can go into effect. Therefore, the Board has called a special meeting of shareholders to seek shareholder approval of the New Agreements in order to ensure that the Adviser, CenterSquare, and Aon can continue to provide uninterrupted service as the adviser and sub-advisers, respectively, to the Fund after the Effective Date.

There will be no increase in the advisory fee payable by the Fund to the Adviser and no increases in the sub-advisory fees payable by the Adviser to CenterSquare and Aon, respectively, as consequences of the Transaction, and the advisory fee and sub-advisory fees payable to the Adviser, CenterSquare and Aon under the New Agreements will be the same as that payable to the Adviser, CenterSquare and Aon under the Prior Agreements. The New Agreements are substantially similar in all material respects to the Prior Agreements, and the Fund’s investment strategy, management policies, and portfolio managers will not change in connection with the implementation of the New Agreements.

After careful review, the Board has unanimously approved the New Agreements, subject to shareholder approval, and will be providing more information about the Transaction and the New Agreements in a proxy statement. This document is not an offer to sell shares of the Fund, nor is it a solicitation of an offer to buy any such shares or of any proxy. Proxy materials describing the New Agreements will be mailed at a later date. Please read the proxy materials carefully when they are available, because they will contain important information about the New Agreements.

This Supplement, and each Prospectus and SAI dated February 1, 2021 of the Fund, provide relevant information for all shareholders. Each Prospectus and SAI of the Fund have been filed with the U.S. Securities and Exchange Commission, and are incorporated by reference. These can be obtained without charge by calling the Fund at 1-888-926-2688 or by visiting http://www.griffincapital.com.

Investors Should Retain This Supplement for Future Reference